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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

International Game Technology
(Name of Subject Company (issuer))

International Game Technology
(Name of Filing Person (offeror))

Zero-Coupon Convertible Debentures due January 29, 2033
(Title of Class of Securities)

459902AK8
459902AL6
(CUSIP Number of Class of Securities)

David J. Johnson, Esq.
Executive Vice President and General Counsel
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521
(775) 448-7777

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing persons)

copy to:
J. Jay Herron, Esq.
Loren J. Weber, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660
(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$606,971,832	$64,946***

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire outstanding principal amount at maturity of Zero-Coupon Convertible Debentures due January 29, 2033 of International Game Technology for newly-issued Zero-Coupon Convertible Debentures due January 29, 2033. The transaction valuation is based on the March 9, 2006 accreted value of the outstanding debentures.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the transaction valuation.

***
Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Filing Party:
Form or Registration No.:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 to Schedule TO (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") filed by International Game Technology, a Nevada corporation (the "Company") with the Securities and Exchange Commission (the "Commission") on February 8, 2006, as amended and supplemented by Amendment No. 1 to Schedule TO filed by the Company with the Commission on March 2, 2006. This Amendment relates to the offer by the Company to exchange (the "Exchange Offer") $1,000 principal amount at maturity of the Company's Zero-Coupon Convertible Debentures due January 29, 2033 (the "New Debentures") and an exchange fee of $1.56 for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Zero-Coupon Convertible Debentures due January 29, 2033 of the Company (the "Old Debentures"). This Amendment amends and supplements the Schedule TO, as amended and supplemented, as set forth below.

        The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated February 8, 2006 (as may be amended or supplemented from time to time, the "Offering Memorandum") and the related Letter of Transmittal, which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The Offering Memorandum and the related Letter of Transmittal are incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

        "The exchange offer period has been extended from 5:00 p.m. New York City time, on March 9, 2006, until 5:00 p.m. New York City time, on March 14, 2006, unless otherwise terminated or further extended. Accordingly, the tender offer and withdrawal rights will expire at 5:00 p.m. New York City time on March 14, 2006, unless otherwise terminated or further extended."

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Item 11. ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

        "On March 10, 2006, the Company issued a press release announcing the extension of the exchange offer as described above under Item 4 of this Amendment No. 2 to Schedule TO, a copy of which is filed as Exhibit (a)(5) to this Amendment No. 2 to the Schedule TO and is incorporated herein by reference."

Item 12. EXHIBITS.

(a)(1)(i)	Offering Memorandum dated as of February 8, 2006.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Press Release dated February 8, 2006.*
(a)(1)(viii)	Form of Indenture.*
(a)(2)	None.*
(a)(3)	None.*
(a)(4)	None.*
(a)(5)	Press Release dated March 10, 2006.
(b)	None.*
(d)	None.*
(g)	None.*
(h)	None.*

*
Previously filed on Schedule TO

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2006

INTERNATIONAL GAME TECHNOLOGY
By:	/s/ MAUREEN T. MULLARKEY
	Name:	Maureen T. Mullarkey
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

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  Item 4. TERMS OF THE TRANSACTION.
  Item 11. ADDITIONAL INFORMATION.
  Item 12. EXHIBITS.
SIGNATURE